SURGEPAYS, INC.

3124 BROTHER BLVD.

SUITE 410

BARTLETT, TN 38133

October 21, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	SurgePays, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed October 8, 2021
File No. 333-233726

Dear Ms. Wirth:

By letter dated October 19, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “SEC”) provided SurgePays, Inc., formerly known as Surge Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 5 to Registration Statement on Form S-1 filed on October 8, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are listed below, followed by the Company’s responses, in bold.

Amendment No. 5 to Registration Statement on Form S-1 Filed October 8, 2021

Certain Relationships and Related Party Transactions, page 54

1.	Please update this section to reflect all related party transactions and any currently proposed transactions, including Centercom’s forgiveness of $429,010.11 of your accounts payable owed to Centercom. Please also revise to note that you own 40% of Centercom. Please refer to Item 404(a) of Regulation S-K.

RESPONSE: On the date hereof, we are filing Amendment No. 6 to Registration Statement on Form S-1 (the “Amendment”). The Amendment contains a revised Certain Relationships and Related Party Transactions section that provides the additional information requested by the Staff.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

SURGEPAYS, INC.

/s/ Kevin Brian Cox
Kevin Brian Cox
Chief Executive Officer